SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1

MINUTES OF THE 485th MEETING

OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

On October 10, 2019, from 9 am, by videoconference from São Paulo, Florianópolis, Brasília and Rio de Janeiro, and on October 14, by e-mail demonstration, the Eletrobras Fiscal Council.  The meeting was attended by the Chairwoman of the Fiscal Council, Patricia Valente Stierli, and the Directors Eduardo Coutinho Guerra, Giuliano Barbato Wolf and Thaís Marcia Fernandes Matano Lacerda. Ms. Marcella Fuchs Salomão, was assigned to serve as secretary in the meeting. Agenda: 1. Capital increase at Eletrobras by private subscription pursuant to the Management Proposal to call the 175th Extraordinary General Meeting. The Chief Financial and Investor Relations Officer, Elvira Cavalcanti Presta, participated by video conference from Eletrosul, in Florianópolis. In Rio de Janeiro, the Investor Relations Superintendent, Paula Prado Rodrigues Couto, and the Market Relations Department Manager, Francisco de Assis Duarte de Lima, attended the meeting. Following this meeting, the Directors requested additional documents from Legal and Accounting to prepare their opinion on the proposed capital increase. Thus and in accordance with art. 166, 2nd §, of Law 6.404/1976, having analyzed the documentation sent by technical areas, the opinion of the Fiscal Council of Eletrobras is in favor of the aforementioned proposal to be taken the resolution of the Shareholders’ General Meeting.  Its opinion is attached to this Minute. There being no further business to discuss, the President adjourned the work, determining the drawing up of these Minutes, which, after being read and approved, follows signed by those present, and by me, Marcella Fuchs Salomão, Secretary.

    Patricia Valente Stierli                                                                 Eduardo Coutinho Guerra

Chairwoman of the Fiscal Council                                                      Board Member

Giuliano Barbato Wolf Lacerda                                                      Thaís Márcia F. Matano

            Board Member                                                                         Board Member

Marcella Fuchs Salomão
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.